FORM 11-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to_______

Commission file number:                1-13754

THE HANOVER INSURANCE GROUP RETIREMENT

SAVINGS PLAN

(Full title of the plan)

THE HANOVER INSURANCE GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	04-3263626
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

440 Lincoln Street, Worcester, Massachusetts	01653
(Address of principal executive offices)	(Zip Code)
(Registrant’s telephone number, including area code)	(508) 855-1000

The Hanover Insurance Group

Retirement Savings Plan

Financial Statements

and Additional Information

December 31, 2005 and 2004

The Hanover Insurance Group Retirement Savings Plan

December 31, 2005 and 2004

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-8
Additional Information*
Schedule H, line 4i – Schedule of Assets (Held at End of Year)	9-10

* Other schedules required by the Department of Labor Rules and Regulations on reporting and disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Hanover Insurance Group Retirement

Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Hanover Insurance Group Retirement Savings Plan (the “Plan”), formerly The Allmerica Financial 401(k) Match Savings Plan, at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boston, Massachusetts

June 28, 2006

The Hanover Insurance Group Retirement Savings Plan

Statements of Net Assets Available for Benefits

At December 31,

	2005		2004
Assets
Investments, at fair value:
Non-affiliated mutual funds:
Fidelity Equity-Income Fund	$60,895,989	*	$62,048,913	*
Spartan U.S. Equity Index Fund	44,886,066	*	45,549,038	*
PIMCO Total Return Fund – Administrative Class	36,248,170	*	35,388,301	*
Fidelity Retirement Money Market Portfolio	27,253,083	*	28,732,869	*
Fidelity Low-Priced Stock Fund	24,668,171	*	23,450,102	*
Artisan Mid Cap Fund	19,966,211		17,825,430
American Funds Growth Fund of America- Class R4	16,280,410		13,301,556
Fidelity Diversified International Fund	11,224,514		5,109,834
Fidelity Small Cap Stock Fund	9,977,767		8,359,116
Fidelity Freedom 2020 Fund	5,563,256		3,359,025
Fidelity Freedom 2010 Fund	3,741,483		3,111,413
Fidelity Freedom 2030 Fund	2,742,912		1,505,727
Fidelity Freedom 2040 Fund	1,932,492		792,377
Fidelity Freedom Income Fund	635,378		616,675
Fidelity Freedom 2000 Fund	604,079		626,780
	266,619,981		249,777,156

Commingled Pool:
Fidelity Managed Income Portfolio II - Class 2	94,933,496	*	99,128,241	*

The Hanover Insurance Group Stock Fund: (1)
The Hanover Insurance Group, Inc. Common Stock	23,567,013	*	22,525,263	*
Cash and equivalents	939,972		727,444
	24,506,985	*	23,252,707	*

Employer contribution receivable	8,271,270		-
Participant loans	6,590,275		6,876,871
Net assets available for benefits	$400,922,007		$379,034,975

(1) Formerly the Allmerica Financial Corporation Stock Fund

* Amount represents 5% percent or more of net assets available for benefits at December 31, 2005 and 2004, respectively.

The accompanying notes are an integral part of these financial statements.

The Hanover Insurance Group Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31,

	2005	2004

Net investment gains:
Net appreciation of:
Non-affiliated mutual funds	$5,462,137	$14,830,696
The Hanover Insurance Group Stock Fund	5,739,091	1,357,455
Interest and dividend income	14,613,303	13,519,104
Total net investment gains	25,814,531	29,707,255

Contributions:
Employer contributions	18,373,022	5,185,445
Employee contributions	21,190,494	19,021,436
	39,563,516	24,206,881

Total net investment gains and contributions	65,378,047	53,914,136

Benefit payments	(43,491,015)	(39,830,918)

Net increase during year	21,887,032	14,083,218

Net assets available for benefits, beginning of year	379,034,975	364,951,757

Net assets available for benefits, end of year	$400,922,007	$379,034,975

The accompanying notes are an integral part of these financial statements.

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements

NOTE 1 - Description of plan

The following description of The Hanover Insurance Group Retirement Savings Plan (“the Plan”) is provided for general informational purposes only. More complete information is provided in the Summary Plan Description, which is available from the Plan Administrator.

General

The Plan is a defined contribution plan for eligible employees of First Allmerica Financial Life Insurance Company (“FAFLIC”, “the Sponsor” or “the Company”). FAFLIC is a wholly-owned subsidiary of The Hanover Insurance Group, Inc. (“THG”), formerly known as Allmerica Financial Corporation (“AFC”).

Coincident with the name change of the holding company on December 1, 2005, the name of both the Plan and the Allmerica Stock Fund were changed to The Hanover Insurance Group Retirement Savings Plan and The Hanover Insurance Group Stock Fund (“THG Stock Fund”), respectively. Prior to December 1, 2005, the name of the Plan was The Allmerica Financial Employees’ 401(k) Matched Savings Plan.

The Recordkeeper of the Plan is Fidelity Investments Institutional Operations Company, Inc. and the Trustee of the Plan is Fidelity Management Trust Company. In addition, the Plan is administered by the Sponsor (“the Plan Administrator”) and is subject to the provisions of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

Active employees are eligible for participation in the Plan on the first day of employment with the Company, as defined by the Plan document.

Employer contributions

The Plan has an employer matching provision. Effective January 1, 2005, participants are immediately eligible to receive a matching contribution. The Company will match a participant’s deferral at a rate of 100% up to the first 5% of compensation in each pay period. The employer’s matching contribution is allocated to the same investment vehicles as the employee contributions. This contribution was $10,101,752 in 2005.

Prior to 2005, the Plan stated that employees would become eligible to receive the matching contributions on the first day of the calendar month coincident with or next following completion of one year of service as defined by the Plan. The amount of match provided was determined by the Sponsor’s Board of Directors and was announced at the beginning of each year. In 2004, the matching contribution rate was 50% for the first 6% of a participant’s deferral in each pay period and was allocated to the same investment vehicles as the employee contributions. This contribution was $5,185,445 in 2004. In addition, the Board of Directors may require that all matching contributions be made to the THG Stock Fund, however, this restriction was not imposed for 2005 or 2004.

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements

NOTE 1 - Description of plan (continued)

Employer matching contributions are not applied to any “Catch-up Contributions” made by participants in 2005 or 2004 (see “Participant accounts”).

Effective January 1, 2005, the Sponsor added a “true-up” provision wherein it will provide for an annual contribution equal to the difference in the total employer matching contributions made and the total employer matching contribution allowed in accordance with the Plan. Through this process, participants receive the maximum annual Company match on their deferral regardless of adjustments to their deferrals throughout the year. Participants are only eligible for the true-up provision if they are employed by the Company on the last day of the calendar year, except in the event of retirement or death. For 2005, the employer true-up matching contribution was $589,595 and was funded to the Plan during the first quarter of 2006.

Also effective January 1, 2005, the Company added a non-elective employer contribution whereby it will provide an award equal to 3% of eligible compensation to individuals employed by the Company on the last day of the year, as well as those who retired or died during the year. Awards are allocated in accordance with the investment elections made by the participant. For 2005, the employer’s non-elective award was $7,681,675 and was funded to the Plan during the first quarter of 2006.

All employer contributions are subject to the vesting provisions provided for in the Plan document (see “Distributions and vesting provisions”).

Forfeitures

Forfeitures of employer contributions are used to offset the employer contributions and are allocated to the Plan’s investment vehicles based upon the investment elections of each eligible participant. Forfeitures of employer contributions related to nonvested terminated participants were transferred to the Fidelity Retirement Money Market Fund in 2005 and 2004.

Participant accounts

In accordance with the Internal Revenue Service (“IRS”) limits, active participants are eligible to make 401(k) deferral contributions through the use of a salary reduction plan up to a maximum of $14,000 for 2005 and $13,000 for 2004.

As a result of the Tax Relief Reconciliation Act of 2001, a “Catch-up Contribution” provision was established to allow employees, who reach at least 50 years of age during the year, to accelerate the amount they defer, up to a maximum of $18,000 for 2005 and $16,000 for 2004. The amount deferred in excess of the annual limit is not eligible to receive the Company match. In 2005, 179 employees accelerated their deferrals, which amounted to $532,431 in additional contributions. During 2004, 146 employees accelerated their deferrals resulting in additional contributions of $350,178.

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements

NOTE 1 - Description of plan (continued)

As directed by participant election, contributions can be invested in the non-affiliated mutual funds or The Hanover Insurance Group Stock Fund. All investment income is reinvested in the same investment vehicle as the investment election and is credited to the respective participant account. Certain of the non-affiliated mutual funds assess fees on participant accounts based upon the value of shares sold should the participant engage in the sale of shares during a pre-determined time period. These fees currently range between 1% and 2% of the value of shares sold.

Participant loans

Loans made to active participants are secured by the vested portion of the participant’s account up to the limit as defined in the Plan document. Loans vary in duration, depending upon purpose, and are at an interest rate determined by the Plan Administrator. The interest rate currently used is based upon the Prime Rate plus 1% at the inception of the loan. A participant is limited to a maximum of two loans outstanding at any one time from all plans of the Company combined. As of January 1, 2004, participants are charged a $75 loan initiation fee by the recordkeeper. Interest income on participant loans totaled $389,123 and $400,891 in 2005 and 2004, respectively.

Distributions and vesting provisions

Vested account balances are payable in the event of retirement, death, or separation from service (including disability) as defined in the Plan document. Distributions to participants are payable either through a lump sum payment or through periodic payments. If a lump sum distribution is elected, the participant has the option of taking their balance in the The Hanover Insurance Group Stock Fund in-kind.

Employees hired before January 1, 2005 will be fully vested in all employer contributions, including the deferral match, the true-up matching contribution and the non-elective employer award. Employees hired after this date will become 50% vested in all employer contributions after one year of service, and 100% at two years of service.

A participant’s deferral, rollover, after-tax voluntary contribution and catch-up contribution are immediately vested. In addition, all employer profit sharing contributions (contributed for the plan years 1994 and prior) are fully vested.

Payments from the fund are subject to limitations and requirements specified in the Plan document.

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements

NOTE 2 - Significant accounting policies

Significant accounting and reporting policies followed by the Plan are summarized as follows:

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Valuation of investments and income recognition

Investments in non-affiliated mutual funds are priced using the end of day fair market value of the underlying funds as recorded by Fidelity Management Trust Company which are based on the published net asset values of the funds.

Investments in Fidelity Managed Income Portfolio II – Class 2, a commingled pool of the Fidelity Group Trust for Employee Benefit Plans, are priced daily. This pool primarily invests in short or long-term contracts issued by insurance companies (“GICs”), investment contracts issued by commercial banks (“BICs”), synthetic investment contracts, fixed income securities, and money market mutual funds. The portfolio seeks to maintain a stable $1 unit price. Investments in GICs, BICs and synthetic investment contracts are carried at contract value as they provide for fully benefit-responsive withdrawals. Fixed income securities for which quotations are readily available are valued at their most recent bid price. For those securities for which quotations are not readily available, the security is valued based upon a method that the Trustee of the portfolio deems to be reflective of fair value. Investments in money market funds are valued at the net asset value each day.

The Hanover Insurance Group Stock Fund is stated at fair value as determined by quoted market prices of both THG common stock and cash equivalents held in the Fund.

Participant loans are valued at their outstanding values, which approximate fair value.

Purchases and sales of securities are accounted for as of the trade date. Dividends are recorded on the ex-dividend date and interest income is recorded on an accrual basis.

The Hanover Insurance Group Retirement Savings Plan

Notes to Financial Statements

NOTE 2 - Significant accounting policies (continued)

Net appreciation (depreciation) on the fair value of investments includes realized gains (losses) and unrealized appreciation (depreciation) of the investments.

Administrative expenses and other fees

Expenses related to the management of investments are reflected in the value of each investment vehicle in 2005 and 2004. All other fees incurred in 2005 and 2004 in the administration of the Plan were paid by the Sponsor.

Payment of benefits

Benefits are recorded when paid.

NOTE 3 – Related party transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company, the trustee, as defined by the Plan (see Note 1 – Description of Plan) and, therefore, these transactions qualify as party-in-interest transactions. In addition, participant loans also qualify as party-in-interest transactions.

The Plan invests in The Hanover Insurance Group Stock Fund which holds THG stock. This is the common stock of the Sponsor, therefore, purchases and sales of THG stock are party-in-interest transactions. Interest and Dividend Income in 2005 includes $141,869 of dividends related to the common stock of The Hanover Insurance Group, Inc. There were no dividends associated with this stock fund in 2004.

NOTE 4 – Federal income taxes

The Internal Revenue Service has determined and informed the Sponsor by a letter dated February 21, 2002, that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code. The Plan Administrator believes that the Plan continues to be designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, no provision for income tax is required.

NOTE 5 - Plan termination

Although the Sponsor has not expressed any intent to terminate the Plan or discontinue contributions, it may do so at any time. Should the Plan terminate or discontinue contributions, the Plan provides that each participant’s interest in the Plan’s assets as of the termination date shall become 100% vested and non-forfeitable and be either payable to the participant or applied to purchase a non-forfeitable retirement annuity at the participant’s option.

The Hanover Insurance Group Retirement Savings Plan

Form 5500, Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

At December 31, 2005

Identity of	Description	Shares or	Current
Issue	of Investments	Units	Value

Investments with non-affiliated mutual funds:

* Fidelity Equity-Income Fund	Diversified portfolio of large-cap value companies.	1,153,770	$60,895,989

* Spartan U.S. Equity Index Fund	Common stocks primarily those included in the S&P Composite Stock Index.	1,016,442	44,886,066

PIMCO Total Return Fund - Administrative Class	Invests primarily in debt securities, such as: U.S. government securities, corporate bonds, and mortgage-related securities.	3,452,207	36,248,170

* Fidelity Retirement Money Market Portfolio	Invests in U.S. dollar- denominated money market securities of domestic and foreign issuers as well as repurchase agreements.	27,253,083	27,253,083

* Fidelity Low-Priced Stock Fund	Small-cap blend fund seeking capital appreciation.	604,020	24,668,171

Artisan Mid Cap Fund	Long-term capital growth fund of mid-size companies.	645,738	19,966,211

American Funds Growth Fund of America – Class R4	Large-cap growth fund invested primarily in common stocks.	530,652	16,280,410

* Fidelity Diversified International Fund	Large-cap growth fund invested primarily in non-U.S. dollar- denominated common stocks.	344,945	11,224,514
* Fidelity Small Cap Stock Fund	Small-cap fund focused on long-term growth of capital by investing in both growth and value oriented securities.	545,233	9,977,767

* Fidelity Freedom 2020 Fund	Underlying securities are other Fidelity mutual funds. Designed for investors who expect to retire around the year 2020.	378,195	5,563,256

The Hanover Insurance Group Retirement Savings Plan

Form 5500, Schedule H, Line 4i (continued)

Schedule of Assets (Held at End of Year)

At December 31, 2005

* Fidelity Freedom 2010 Fund	Invests in a combination of Fidelity equity, fixed-income, and money market funds. Targeted to investors expected to retire around the year 2010.	266,298	$3,741,483

* Fidelity Freedom 2030 Fund	Underlying securities are other Fidelity mutual funds. Designed for investors who expect to retire around the year 2030.	182,617	2,742,912

* Fidelity Freedom 2040 Fund	Large-cap blend fund that invests in a combination of Fidelity equity, fixed income, and money market funds. Targeted to investors expected to retire around the year 2040.	218,855	1,932,492

* Fidelity Freedom Income Fund	Invests in a combination of Fidelity equity, fixed-income and money market funds. Designed for investors already in retirement.	55,882	635,378

* Fidelity Freedom 2000 Fund	Conservative allocation fund invested in Fidelity equity, fixed-income, and money market funds. Targeted to investors already in retirement.	49,474	604,079

Commingled Pool:
* Fidelity Managed Income Portfolio II - Class 2	Stable value fund invested in investment contracts issued by insurance companies and other financial institutions, and in fixed income securities.	94,933,496	94,933,496

* The Hanover Insurance Group Stock Fund:
* The Hanover Insurance Group, Inc. Common Stock	Common stock traded on the New York Stock Exchange.		23,567,013

Cash and equivalents			939,972

*Participant loans	Interest rates from 4.75% to 10.5%.		6,590,275

Total investments			$392,650,737

* Represents party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HANOVER INSURANCE GROUP

RETIREMENT SAVINGS PLAN

(Name of Plan)

/s/ Peter Dupell

Plan Administrator: The Hanover Insurance

Group, Inc. by Peter Dupell

June 28, 2006

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Exhibit Index

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

12